
JUN 3 0 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


03025546

FORM 11-K

MANUALLY SIGNED

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2002

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ___________ to ___________

Commission file number: 001-13936

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Broadway National Bank Employees' Savings and Profit Sharing Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BostonFed Bancorp, Inc.
17 New England Executive Park
Burlington, Massachusetts 01803

REQUIRED INFORMATION

Item 1-3. Broadway National Bank Employees' Savings and Profit Sharing Plan and Trust (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan is filing such financial statements and schedules in lieu of the financial statements required by these items as permitted by Item 4. Pursuant to Section 103(c) of ERISA, and the regulations thereunder, the Plan is not required to file audited financial statements, because the Plan has fewer than 100 participants.

Item 4. The Plan, which is subject to ERISA, is filing a Form 5500 Annual Report.

Exhibits

99.0 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

FORM 5500 SCHEDULE I AND SUMMARY ANNUAL REPORT

SCHEDULE I (Form 5500)

Department of the Treasury Internal Revenue Service

Department of Labor Pension and Welfare Benefits Administration

Pension Benefit Guaranty Corporation

Financial Information – Small Plan

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

Official Use Only

OMB No. 1210-0110

2002

This Form is Open to Public Inspection.

For calendar year 2002 or fiscal plan year beginning , and ending ,

A Name of plan
BROADWAY NATIONAL BANK EMPLOYEES' SAVINGS & PROFIT SHARING P

B Three-digit plan number ▶ 002

C Plan sponsor's name as shown on line 2a of Form 5500
BROADWAY NATIONAL BANK

D Employer Identification Number 04-1122045

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. **Round off amounts to the nearest dollar.**

			(a) Beginning of Year	(b) End of Year
1	**Plan Assets and Liabilities:**			
a	Total plan assets	1a	2146425	2145946
b	Total plan liabilities	1b		
c	Net plan assets (subtract line 1b from line 1a)	1c	2146425	2145946
2	**Income, Expenses, and Transfers for this Plan Year:**		**(a) Amount**	**(b) Total**
a	Contributions received or receivable			
	(1) Employers	2a(1)	27665	
	(2) Participants	2a(2)	133131	
	(3) Others (including rollovers)	2a(3)		
b	Noncash contributions	2b		
c	Other income	2c	-43787	
d	Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)	2d		117009
e	Benefits paid (including direct rollovers)	2e	106032	
f	Corrective distributions (see instructions)	2f		
g	Certain deemed distributions of participant loans (see instructions)	2g		
h	Other expenses	2h	11456	
i	Total expenses (add lines 2e, 2f, 2g, and 2h)	2i		117488
j	Net income (loss) (subtract line 2i from line 2d)	2j		-479
k	Transfers to (from) the plan (see instructions)	2k		

3 Specific Assets: If the plan held assets at anytime during the plan year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

			Yes	No	Amount
a	Partnership/joint venture interests	3a		X	
b	Employer real property	3b		X	



SUMMARY ANNUAL REPORT

FOR BROADWAY NATIONAL BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

This is a summary of the annual report for the Broadway National Bank Employees' Savings & Profit Sharing Plan and Trust, EIN 04-1122045, Plan No. 002, for the period January 1, 2002 through December 31, 2002. The annual report has been filed with the Employee Benefits Security Administration, U.S. Department of Labor, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

Basic Financial Statement

Benefits under the plan are provided through a trust fund. Plan expenses were $117,488. These expenses included $106,032 in benefits paid to participants and beneficiaries and $11,456 in other expenses. A total of 58 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $2,145,946 as of December 31, 2002, compared to $2,146,425 as of January 1, 2002. During the plan year the plan experienced a decrease in its net assets of $479. This decrease includes unrealized appreciation and depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $117,009 including employer contributions of $27,665, employee contributions of $133,131, and earnings from investments of $(43,787).

Your Rights To Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

1. financial information; and
2. information regarding any common or collective trusts, pooled separate accounts, master trusts or 103-12 investment entities in which the plan participates.

To obtain a copy of the full annual report, or any part thereof, write or call Broadway National Bank, 457 Broadway, Chelsea, MA 02150, (617) 884-2650.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report.

You also have the legally protected right to examine the annual report at the main office of the plan (Broadway National Bank, 457 Broadway, Chelsea, MA 02150) and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N1513, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30 2003

Broadway National Bank Employees' Savings and Profit Sharing Plan and Trust



By: ______________________
David P. Conley
Plan Administrator

00224563.WPD

Exhibit 99.0
Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 99.0

CERTIFICATION

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

Each of the undersigned officers of BostonFed Bancorp, Inc., a Delaware corporation (the "Company"), does hereby certify to such officer's knowledge that:

The Annual Report on Form 11-K for the year ended December 31, 2002 (the "Form 11-K") of Broadway National Bank Savings and Profit Sharing Plan and Trust (the "Plan") fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in the Form 11-K fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Date: June 30, 2003



David P. Conley
President, Chief Executive Officer of
Broadway National Bank and
Plan Administrator

Date: June 30, 2003



John A. Simas
Chief Financial Officer and
Executive Vice President
(principal financial officer) of Broadway
National Bank